Contact

www.linkedin.com/in/dannyhinkle (LinkedIn)

Top Skills

Digital Marketing
Management
Marketing

Danny Hinkle

Co-Founder, Chief Operating Officer at Sircles Media Inc.
Greater Sacramento

Summary

When a friend recommends a restaurant, bar, or a plumber, we don’t ask that friend for a star rating. We trust our friends and their judgement far more than any review. We know exactly which friend to call when we need help with our computers, cars, or need a trusted realtor to help us buy our first home! Sircles is the easy way to quickly find, save for later, or share recommendations with your friends, based on what businesses your friends trust the most. No reviews means business owners will never be held hostage by a bad review on the Sircles platform. Sircles is driven by something we teach our children early on.. sharing and positivity!

Experience

Sircles Media Inc.

Co-Founder, Chief Operating Officer
January 2017 - Present (8 years 4 months)
Sacramento

Tech Service 2 U

12 years 9 months

Vice President, Digital Marketing
July 2016 - Present (8 years 10 months)
Sacramento, CA

Lead prospecting, mostly through existing business relationships and referral. Creating a sales pipeline, and following up from the first phone call to the close of the agreement. Developing Digital Marketing and Business consulting proposals that meet each clients needs, using a pragmatic approach. Developing long-term, meaningful relationships. Creating win-win situations for our clients, and for our business. Ensuring that our team is up to date on all digital marketing best practices.

Operations Manager
August 2012 - August 2017 (5 years 1 month)
Sacramento, CA

HANFORD SAND & GRAVEL INC
Marketing Director
November 2017 - October 2019 (2 years)
Roseville, California

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Education

Independence